MATERIAL INFORMATION

2021 First Quarter Results

STRONG RECOVERY FROM THE RECENT GLOBAL CRISIS

Financial results
COP Tn

Revenues
EBITDA
Net income
EBITDA Margin
35%
24%
43%
31%
48%
15.1
5.3
0.1
8.4
2.0
0.0
12.3
5.3
0.9
14.2
4.3
0.7
17.2
8.2
3.1
1Q 2020
2Q 2020
3Q 2020
4Q 2020
1Q 2021

	1Q 2020	2Q 2020	3Q 2020	4Q 2020	1Q 2021
BRENT USD/Bl	51	33	43	45	61
BASKET PRICE USD/Bl	40	20	38	41	58

EBITDA/ EBITDA Margin 1Q2021
COP Tn

EBITDA
Margin
Production
5.3
40.4%
Midstream
2.2
77.9%
Downstream
0.7
6.7%

Dividend distribution of
$17 COP per share
equivalent to a dividend payment of **41.41%** of 2020 net income

Production
(mboed)

735
678
681
694
676
1Q 2020
2Q 2020
3Q 2020
4Q 2020
1Q 2021

mboed: Thousand barrels of oil equivalent per day

Midstream
(mbd)

1136
927
979
1027
1007
1Q 2020
2Q 2020
3Q 2020
4Q 2020
1Q 2021

mbd: Thousand barrels per day

Downstream
Throughput (mbd)

345
255
324
355
360
1Q 2020
2Q 2020
3Q 2020
4Q 2020
1Q 2021

mbd: Thousand barrels per day

New decarbonization commitments

2030 Target

CO_2e EMISSIONS
REDUCTION by 25% vs 2019
Scope 1 and 2

2050 Target

NET-ZERO
EMISSIONS
Scope 1 and 2

CO_2e EMMISIONS
REDUCTION by 50% vs 2019
Scope 1,2 and 3

BASELINE
2019

CO_2
TYPE OF REDUCTION
Absolute

GEOGRAPHIC SCOPE
Colombia

Action lines and technology

Energy efficiency
Demand reduction of 3% (25MW) by 2020 vs 2017

Zero
routine flaring by 2030

Renewable energy
400 MW by 2023

H2
Hydrogen initiatives
First electrolysis pilot in 2022

Compensation
At least 30% of the 2030 reduction plan via Natural Climate Solutions

Emerging technologies tracking
Carbon Capture, Usage and Storage. Energy storage in batteries

CH_4
Methane emissions
detection and reduction

CONTACT INFORMATION:
investors@ecopetrol.com.co

Ecopetrol’s operating and financial results for the first quarter of the year reflect our ability to react to the COVID-19 crisis and overcome it in an effective manner. We have shown resilience and competitiveness in an environment where, despite the signs of recovery, there are still potential risks that require ongoing monitoring.

We have achieved solid results during 1Q21. We even surpassed pre-Covid levels in several indicators. We continued to take important steps on our diversification, decarbonization and climate change mitigation agendas – the aforementioned without losing focus on our strategy as an integrated O&G company. These pillars are key to surpass the challenges that energy transition implies.

We highlight the ongoing process for the potential acquisition of the Ministry of Finance’s controlling stake in ISA, which responds to Ecopetrol's strategic interest of entering into new businesses aligned with the opportunities for electrification and decarbonization, dictated by the energy transition, and which in turn leverage the Group's profitable growth. Also, we also remark the announcement of new decarbonization commitments which are aligned with a carbon-neutral future.

The financial results for the quarter reflect an extraordinary recovery. Ecopetrol Group achieved a net income of COP 3.1 trillion and an EBITDA of COP 8.2 trillion in 1Q21 – equivalent to a 48% EBITDA margin. These results almost double those achieved throughout 2020, and were accomplished mainly due to: i) a strengthened realization price of the crude oil export basket at 43% vis-à-vis 1Q20, from 40.3 USD/Bl to 57.8 USD/Bl, supported in better Brent levels, which went from 50.8 USD/Bl on average for 1Q20 to 61.3 USD/Bl for 1Q21; ii) active commercial strategy with our clients in the markets of China, Gulf of Mexico (USA) and Europe; and iii) lower operation costs leveraged by a solid efficiency agenda. This first quarter closed with a solid cash position (COP 8.1 trillion) and a 2.5-times Gross Debt/EBITDA indicator for the last twelve months, in line with our business plan.

Ecopetrol continues to undertake efforts and deploy strategies to achieve a more efficient operation. At the end of 1Q21, the Group realized efficiencies amounting to COP 263.7 billion. This was reflected in a 9% decrease vs. 1Q20 in operating costs and expenses. In turn, the total unit cost was USD $32.6 per barrel, slightly lower when compared to the total unit cost in the same period of 2020. The above is explained by the reduction in costs and expenses and a higher currency exchange rate, partially offset by the increase in the variable factors associated with purchases and imports resulting from a better Brent.

In exploration, Ecopetrol and its partners finished drilling 5 wells during 1Q21. Production from exploration assets increased 39% as compared to 1Q20, mainly due to contributions from Esox-1, Arrecife-1, Andina Norte-1, Boranda-3 and Boranda-2ST. Noteworthy are Ecopetrol-operated Flamencos-2 wells, and El Niño-1 – operated by Perenco in association with Ecopetrol – which were drilled in 2020 and declared successful in 1Q21 upon completion of relevant testing. At the international level, we continue to make progress in the commercial feasibility studies and development plan of Gato do Mato discovery in the Brazilian pre-salt.

Average production in 1Q21 was 675.7 mboed. Our production had an impact when compared to 4Q20 mainly due to operating restrictions in the Castilla field, an increase in Basic Sediment and Water contents in fields such as Chichimene, Akacias, Yariguí, Rubiales, and, in a lesser extent, the withdrawal of volumes related to the divestment of Savia in Peru. Given the effects of the first quarter, we currently estimate a production range between 690 - 700 mboed for the year 2021 and we are implementing a plan that will seek to restore the growth path.

On natural gas and LPG, we had a remarkable 12% increase in the production level, mainly as a result of local demand recovery and the rise in production of Hocol due to the acquisition of Chevron’s stake in the Guajira asset. The contribution of gas and LPG was of 23% of the total production, with a 53% EBITDA margin and a 11% contribution to the upstream EBITDA.

Our operations in the Permian basin continue their consolidation process, contributing 6.2 mboed on average as of 1Q21. By the end of the quarter, the Association had 44 wells in production, 20 new wells drilled and 28 wells completed. Expectations for 2021 remain aligned with the 2021-2023 Business Plan.

Regarding Kalé – the Comprehensive Research Pilot Project in Unconventional Reservoirs located in the Municipality of Puerto Wilches (Santander), activities for the environmental impact study began in February. Important progress was attained in the monitoring plan and baselines. Moreover, various dialogue meetings have been held with the communities and consultation spaces have been made available such as the Citizen Participation Office in the territory, seeking to address concerns of the different stakeholders in regard to the scope of the project and its environmental performance.

The downstream segment had a remarkably positive performance across all business units, which was supported by improved price realization of products and a continuous recovery in demand, despite a marginally more expensive feedstock and the execution of scheduled maintenance. The refineries reached a consolidated throughput of 360 mbd in 1Q21, with an integrated gross margin of 10.1 USD/Bl, comparable to pre-pandemic levels. The segment reported an EBITDA of COP 0.65 trillion, equivalent to a 6.7% margin, showing a 97% growth as compared to 1Q20.

The Midstream segment remains a key and a stable cash generator and contributor to EBITDA for the Group. Transport of refined products increased mainly due to the country’s recovery in fuel demand and greater evacuation of refined products (mainly diesel and gasoline). Particularly noteworthy is the launch of the marine platform TLU-2 for loading crude oil in the Caribbean by Ocensa in April. This platform is located 12 kilometers offshore from the Coveñas Maritime Terminal. This new infrastructure allowed to almost double the monthly cargo capacity of ships (from 18 to 34), thus transferring heavier crude oils, and incorporating the highest technology to serve 2-million barrel tankers for the next 20 years, in harmony with the environment.

Ecopetrol Group continues to be committed to TESG, mitigating climate change and with moving towards an organized, disciplined, and technology-leveraged transition. In line with the above, on March 25, 2021 we announced our commitment to achieve net zero carbon emissions by 2050 (scope 1 and 2). In this regard, Ecopetrol became the first company in the Oil and Gas industry in Latin America to set this ambitious target. Besides, Ecopetrol seeks to reduce its CO2e emissions by 25% as compared to the 2019 baseline for Scopes 1 and 2 by 2030.

These goals are framed as part of Ecopetrol Group’s Corporate Strategy, its TESG agenda and the roadmap to promote energy transition, under a detailed decarbonization plan to ensure its competitiveness and resilience, and seeking portfolio diversification towards low emission business alternatives. The 2050 objective has intermediate goals and a short, mid and long-term portfolio, with some projects already implemented or in the research stage.

We highlight the following milestones in this front: i) we achieved a 52% reduction in routine natural gas flaring in our operations between 2017 and 2020; ii) we initiated wind energy potential measurements in areas close to the operations in Cartagena, aiming to assess feasibility of the construction of wind farms that will potentially allow us to partially cover the energy demand of the company's operations in the future; iii) we signed the Pact for New Air for Bogotá, which seeks to improve the quality of fuels and the availability of natural gas for the city; iv) we made progress in preparing the assignment of solar energy projects for 45 MW throughout the country under PPA[1] strategies for self-consumption; v) we adopted and incorporated the standards of the Sustainability Accounting Standards Board (SASB), the Stakeholder Capitalism Metrics of the World Economic Forum (SCM), and the  Task Force on Climate-related Financial Disclosures (TCFD) recommendations in the Company’s annual reports; and vi) we deployed digital value capture strategies reaching benefits for USD 12 million as of the closing of 1Q21.

We remain committed with our social investment program “Apoyo País”, continuing the efforts we began in 2020 by allocating at least COP 60 billion in resources by 2021, in initiatives to strengthen education and public health and territorial economic reactivation. In addition, the company allocated resources for social investment amounting to COP 71 billion during 1Q21, as part of its Environment Strategy framework.

1 Power Purchase Agreements

Regarding corporate governance, we would like to highlight three events that took place during the first quarter of the year: i) we held our General Shareholders’ Meeting under a 100% virtual format for the second time ensuring our shareholder’s rights and active participation; ii) the distribution of a dividend of $17 pesos per share for 2020, equivalent to a dividend payment of 41.41% (COP 0.7 trillion) of the net income of Ecopetrol S.A.; and iii) the appointment of Cecilia María Vélez White as a member of the Board of Directors at Ecopetrol, along with the inclusion of diversity and gender criteria in the Company’s bylaws under the principle of meritocracy.

In addition, on January 27, 2021, Ecopetrol submitted a non-binding offer expressing our interest in acquiring the 51.4% of the outstanding shares of ISA, currently owned by the Colombian Ministry of Finance and Public Credit. On February 12, 2021, Ecopetrol and the Ministry of Finance and Public Credit signed an exclusivity agreement, followed by a confidentiality agreement signed between the parties (Ecopetrol, the Ministry of Finance and Public Credit and ISA) on February 26, 2021 to move towards the validation of the interest initially expressed and a potential negotiation. Ecopetrol is currently carrying out the detailed Due Diligence process and negotiating the terms of the Inter-administrative Share Purchase Agreement.

We will maintain our focus on delivering on the 2021-2023 Business Plan during the rest of the year. The Plan seeks to restore our production growth path, increasing competitiveness, laying the foundations of energy transition and going deeper into the TESG agenda as one of the strategic pillars for value creation for our society.

 Felipe Bayón

CEO Ecopetrol

Bogotá, May 4, 2021. Ecopetrol SA (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the first quarter of 2021, prepared in accordance with the International Financial Reporting Standards applicable to Colombia.

Ecopetrol Group generated a net income of COP 3.1 trillion in 1Q21, 83% higher than the result registered in 2020. The EBITDA for the first quarter totaled COP 8.2 trillion, with a 48% EBITDA margin; similar to pre-pandemic levels. These results were achieved mainly due to i) more favorable price environment boosted by with our ability to capture better crude oil and product spreads, ii) solid performance in all of the company’s segments, and iii) cost efficiencies measures achieved since 2020.

These factors offset our lower level of production.

Table 1: Financial Summary Income Statement - Ecopetrol Group

Billion (COP)	1Q 2021	1Q 2020	∆ ($)	∆ (%)
Total sales	17,206	15,072	2,134	14.2%
Depreciation and amortization	2,237	2,153	84	3.9%
Variable cost	6,238	6,696	(458)	(6.8%)
Fixed cost	2,037	2,438	(401)	(16.4%)
Cost of sales	10,512	11,287	(775)	(6.9%)
Gross income	6,694	3,785	2,909	76.9%
Operating and exploratory expenses	1,183	1,078	105	9.7%
Operating income	5,511	2,707	2,804	103.6%
Financial income (loss), net	(651)	(665)	14	(2.1%)
Share of profit of companies	53	(1)	54	(5,400.0%)
Income before income tax	4,913	2,041	2,872	140.7%
Income tax	(1,537)	(630)	(907)	144.0%
Net income consolidated	3,376	1,411	1,965	139.3%
Non-controlling interest	(292)	(347)	55	(15.9%)
Net income attributable to owners of Ecopetrol before impairment	3,084	1,064	2,020	189.8%
(Expense) recovery for impairment long-term assets	2	(1,209)	1,211	(100.2%)
Deferred tax of impairment	-	278	(278)	(100.0%)
Net income attributable to owners of Ecopetrol	3,086	133	2,953	2,220.3%

EBITDA	8,187	5,257	2,930	55.7%
EBITDA Margin	47.6%	34.9%	-	12.7%

-------------------------------

The figures included in this report were extracted from the Company’s unaudited financial statements. The financial information is expressed in billions of Colombian pesos (COP), or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. For presentation purposes, certain figures in this report were rounded to the nearest decimal place.

Forward-looking statements: This release may contain forward-looking statements related to business prospects, estimates on operating and financial results, and Ecopetrol's growth. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its continued access to capital in order to finance the Company's business plan. These forward-looking statements basically depend on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without notice.

I. Financial and Operating Results

Sales revenue

The 14.2% increase in sales revenue for 1Q21 as compared to 1Q20, is a combined result of:

a)	An increase in the weighted average sale price of crude oil, gas and products of +11.6 USD/Bl (COP +3.1 trillion), mainly due to strengthened reference prices and improvement of the differential as compared to Brent in crude oils.
b)	An increase in the average exchange rate of the Colombian peso to the US dollar, positively impacting revenues (COP +0.2 trillion).
c)	A decrease in sales volumes (COP -1.1 trillion, -68.3 mboed), mainly in export of crude oils given reduced availability.
d)	A decrease in revenues from transportation services and others (COP -0.1 trillion).

Table 2: Sales Volumes - Ecopetrol Group

Local Sales Volume - mboed	1Q 2021	1Q 2020	∆ (%)
Medium Distillates	137.7	147.4	(6.6%)
Gasoline	124.4	114.6	8.6%
Natural Gas	92.3	83.2	10.9%
Industrials and Petrochemicals	25.1	24.7	1.6%
LPG and Propane	19.4	18.5	4.9%
Crude Oil	2.4	5.5	(56.4%)
Fuel Oil	0.6	2.1	(71.4%)
Total Local Volumes	401.9	396.0	1.5%

Export Sales Volume - mboed	1Q 2021	1Q 2020	∆ (%)
Crude Oil	358.3	424.5	(15.6%)
Products	95.4	104.6	(8.8%)
Natural Gas*	2.6	1.4	85.7%
Total Export Volumes	456.3	530.5	(14.0%)

Total Sales Volumes	858.2	926.5	(7.4%)

* Natural gas exports correspond to local sales by Ecopetrol America LLC and Ecopetrol Permian LLC.

The total volume sold during 1Q21 amounted to 858.2 mboed, a 7.4% decrease as compared to the volumes sold in 1Q20, primarily as a result of a significant decrease in export volumes, partially offset by a slight increase in local volumes.

Sales in Colombia, which represent 47% of total sales, showed a 1.5% increase (5.9 mboed) as compared to 1Q20, primarily due to the combined effect of the following:

•	A strengthened demand for fuels returning to pre-COVID levels in sales of diesel (+1.0 mboed) and gasoline (+9.8 mboed).
•	Higher gas sales (+9.1 mboed) mainly due to the volumes obtained from the acquisition of Chevron’s stake in the Guajira Association by Hocol.
•	Lower Jet fuel sales (-10.7 mboed), mainly due to the COVID-19 pandemic’s impact on travel, such as a lower demand from passengers, and travel restrictions between countries.

International sales, which represented 53% of total sales – showed a 14% decrease (74.2 mboed) as compared to 1Q20 due to the combined net effect of the following:

•	Lower crude oil exports (-66.2 mboed) due to lower production and higher throughputs at the refineries.
•	Lower product exports (-9.2 mboed) mainly due to maintenance in 2020, which limited production of finished products.

Table 3: Average Prices - Ecopetrol Group

USD/Bl	1Q 2021	1Q 2020	∆ (%)
Brent	61.3	50.8	20.7%
Natural Gas Basket	24.4	23.0	6.1%

Crude Oil Basket	57.8	40.3	43.4%

Products Basket	67.8	59.4	14.1%

Crudes: In 1Q21 as compared to 1Q20, the realization price increased from 40.3 USD/Bl to 57.8 USD/Bl, as a result of the increase in the average price of Brent. This increase was supported by a proactive commercial strategy focused on diversifying clients and destinations, maintaining the participation in the Chinese market, the Gulf of Mexico (USA) and Europe.

Refined Products: The price for the basket of refined products increased to 67.8 USD/Bl in 1Q21 from 59.4 USD/Bl in 1Q20 as a result of the improvement in price indicators, in addition to the recovery in demand for gasoline and diesel worldwide.

Natural Gas: The price of gas sales increased to 24.4 USD/Bl in 1Q21 from 23 USD/Bl in 1Q20 due to the recomposition of the basket with a greater volume source of Guajira.

Hedging Program: In 1Q21, tactical hedges were executed for more than 8 million barrels to mitigate the impact of the variability of prices of crude oil, refined products and intermediate refining margins. Additionally, hedges on sea transport cargo were executed for about 600,000 metric tons.

Cost of Sales

Depreciation and Amortization: The 3.9% increase in depreciation and amortization during 1Q21 as compared to 1Q20 was primarily due to a decrease in the amount of reserves that were incorporated in 2020 as compared to 2021 and an increase in capital expenditures. The aforementioned was partially offset by the decrease in production.

Variable Costs: The 6.8% decrease variable costs in 1Q21 as compared to 1Q20, is primarily due to:

•	An increase in purchases of crude oil, gas and products (COP +0.8 trillion), mainly due to higher average price of domestic purchases and imports (COP +1.6 trillion), and a decrease in the volume purchased (COP -0.8 trillion, -50.8 mboed).
•	A decrease in valuation of inventories (COP -1.3 trillion) mainly due to a higher price of crude oil and purchased products related to the recovery of international prices observed in 1Q21, as opposed to the recognition of impairment of the value of crude and products in 1Q20. This was achieved as a result of market conditions, and compliance with IFRS standards which establish the recognition of the value of inventory at a value not less than its sale price.

Fixed Costs: The 16.4% decrease in fixed costs in 1Q21 as compared to 1Q20, is primarily due to i) lower labor costs mainly due to a decrease of 424 employees in personnel resulting from the implementation of the retirement plan in 2020, and ii) a decrease in the costs of professional services, maintenance and others of the operational activity, as a result of efficiencies captured through the reduction of rates in contracts and activities, commuting and lower production levels.

Operating expenses (net of other income and before impairment of long-term assets).

Operating expenses for the 1Q21 increased 9.7% as compared to 1Q20, mainly due to the recognition of results in the exploratory activity of Moyote-1 dry well (belonging to Ecopetrol’s México subsidiary), given the completion of technical evaluation studies and feasibility conclusions.

Financial Income (Non-Operating)

The 2.1% reduction on financial loss in 1Q21 as compared to1Q20, primarily corresponds to the combined effect of the following:

•	An increase in extraordinary revenue from the realization in our equity results of the accumulated exchange rate valuation (conversion adjustment), resulting from the sale of the investment in dollars of Savia (COP +362 billion).
•	An increase in expenses due to exchange rate difference, given a greater net passive position in dollars of Ecopetrol Group combined with the devaluation of the COP against the USD (COP -228 billion).
•	An increase in the financial debt cost (COP -74 billion), due to: i) new debt acquired disbursed in 2020 and ii) the effect of the devaluation of the COP against the USD on foreign currency denominated debt.
•	A decrease in revenues from portfolio valuation and others (COP- 46 billion), mainly due to lower market yields.

The Effective Tax Rate for 1Q21 was 31.3% as compared to 42.3% in 1Q20. The decrease is mainly explained by the long-term assets impairment recognition   in 1Q20 from the Cartagena refinery, since this subsidiary is taxed under a special tax regime by being located in a free trade zone. The tax rate of 1Q20 before the impairment effect would have been 30.9%, which is in line with the result obtained in 1Q21.

Impairment of Long-Term assets

During 1Q21 the impairment of long-term assets decreased 100.2% as compared to 1Q20. It should be noted that the Company recognized an extraordinary impairment expense in the amount of COP 1.2 trillion in 1Q20 in response to market conditions by that time as explained in the Company’s earnings for 1Q20.

Cash Flow and Debt

Table 4: Cash Position - Ecopetrol Group

Billion (COP)	1Q 2021	1Q 2020
Initial cash and cash equivalents	5,082	7,076
(+) Cash flow from operations	2,933	2,572
(-) CAPEX	(2,437)	(3,453)
(+/-) Investment portfolio movement	1,713	2,493
(+) Other investment activities	32	96
(+/-) Acquisition, borrowings and interest payments of debt	(611)	(600)
(-) Dividend payments	(168)	(426)
(+/-) Exchange rate difference (cash impact)	144	1,039
Final cash and cash equivalents	6,688	8,797
Investment portfolio	1,364	2,934
Total cash	8,052	11,731

Note: Cash corresponds to available resources denominated as cash and cash equivalents plus investments in financial securities, regardless of their maturity.

Cash Flow: At the end of 1Q21, Ecopetrol Group’s cash position was COP 8.1 trillion (53% COP and 47% USD). During this period, the main source was operational activity (COP 2.9 trillion) and sales from the investment portfolio (COP 1.7 trillion), which were primarily used for CAPEX (COP 2.4 trillion) and debt service.

Debt: At the end of 1Q21, debt on the balance sheet was COP 49.8 trillion, equivalent to USD 13.6 billion (6% COP and 94% USD). During this period, debt increased by 7.5% mainly due to the impact of the devaluation of the COP against the USD on foreign currency debt, which is recognized mainly in equity given the adoption of hedging accounting procedures.

As a result of the improvement in Ecopetrol Group’s results, the Gross Debt/EBITDA ratio went from 2.8 times in December 2020 to 2.5 times for the last twelve months ending March the 31st, 2021, aligned with the business plan.

Efficiencies

Ecopetrol continues its efforts and strategies depletion to achieve a more efficient operation. At the end of 1Q21, the Business Group recognized accumulated efficiencies for COP 263.7 billion, due to:

Actions focused on strengthening EBITDA margin, which reached a value of COP 188.9 billion. Some of the more significant are:

•	Initiatives identified and currently being implemented in the production business, to optimize production and lifting costs.
•	Improvement in dilution factor of crude oils, which went from 13.6% to 13.4% year to date, mainly as a result of the use of NGL from our LPG plants, among others.
•	Margin and revenue improvements deployed by our commercial team at Barrancabermeja and Cartagena refineries, as well as higher revenue on sales of surplus energy, among others.

Efficiencies in CAPEX of COP 74.9 billion, as a result of the following:

•	Continued improvement in well drilling and completion; which caused an improvement of USD 22 per foot drilled (180 USD/ft in 1Q21 as compared to 202 USD/ft in 1Q 2020), while the cost of completion improved by 70 KUSD/Well to 442 KUSD/Well in 1Q21 from 512 KUSD/Well in 1Q 2020.
•	Strengthening the efficiencies strategy based on the criteria of predictability and competitiveness used during 2020, achieving efficiencies in water injection projects Castilla (35 patterns), Castilla Stage 2, Integrated Rubiales Stage 1 and Apiay Static Equipment.

Investments

Investments made by Ecopetrol Group during 1Q21 decreased by 31%, to USD 650 million, as compared to 1Q20. After excluding the payment obligations effects related to the Gato do Mato project in Brazil made in 1Q20, and carry payments in Ecopetrol Permian, the result of the CAPEX invested in 1Q21 would have been 12% lower to that of the same period in 2020. For 2021, we maintain our investment target between USD 3.5 and 4.0 billion.

In terms of geographic breakdown 65% of the investments were executed in Colombia and 35% abroad.

From the total investment in 1Q21, 80% was allocated to the exploration and production segment, out of which 72% was focused to growth opportunities focused on increasing production and reserves, 7% was allocated to the midstream segment, 11% to the downstream segment, and the remaining 2% to the corporate segment.

Investments in gas projects and other energy sources accounted for 12% for 1Q21, and the solar project maturity process is currently underway.

The main investments during the quarter are detailed below:

Exploration:  5 wells were drilled (4 exploratory wells + 1 study well), and progress is being made in the maturity of the Group’s exploratory program with a total of nine planned wells for 2021.

Production: Ecopetrol’s production and development activities were concentrated in the Rubiales, Llanito, Castilla, Chichimene and Casabe fields. With regards to our subsidiaries, the investment was focused on Ecopetrol Permian and Hocol. 91 development wells have been drilled and completed and 87 workovers have been executed.

Midstream: Investments mainly aimed to guarantee integrity and reliability of the infrastructure, while advancing in the flexibility and efficiency in logistics for the evacuation of heavy crude oil. Additionally, these investments will allow us to optimize future operating costs by updating equipment and improving its performance.

Downstream: Investments were focused on operational continuity (76%) to maintain efficiency, reliability and integrity of the operation at Barrancabermeja and Cartagena refineries, while 21% of the segment’s investments being allocated to growth projects related to the Cartagena Refinery Crude Oil Plants Interconnection project.

Table 5: Investments by Segment – Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	% Share
Production	245	222	467	71.8%
Downstream	31	41	72	11.0%
Exploration	25	26	51	7.8%
Midstream*	-	46	46	7.2%
Corporate**	14	-	14	2.2%
Total	315	335	650	100.0%

* Includes the total amount of investments of each of the Ecopetrol Group companies (Ecopetrol S.A.’s share and non-controlling interest)

** Includes investment in energy transition projects

 II. Results by Business Segment

1.	UPSTREAM

Exploration

During 1Q21, Ecopetrol and its partners completed the drilling of four exploratory wells and one study well, for a total of five wells:

i)	Liria YW-12: Reached a total depth of 19,750 feet, proving the presence of producing reservoirs in a new structure northwest of Cupiagua field, in the Piedemonte Llanero. It is currently under evaluation.

ii)	Boranda Sur-2: Boundary well located in the Boranda Block (50% participation), 2.6 kilometers away from the Boranda-2ST discovery well. It currently produces about 200 barrels of crude oil equivalent per day and is under evaluation.

iii)	Boranda Sur-1: Was plugged and abandoned due to operational problems without reaching the geological objective.

iv)	Moyote-1: Drilled by Ecopetrol’s México subsidiary and was declared dry.

v)	EST-SN8: stratigraphic well drilled by Hocol was plugged and abandoned. This is a study well that made it possible to obtain data to contribute to the knowledge of the geology of the SN8 block. The data obtained will be integrated into the structural interpretation and the maturity of opportunities to fulfill the contractual commitments of phase 1 in Block SN8.

Continuing with the 2021 exploration campaign, Boranda Centro-1 well was being drilled at the end of the quarter, delimiting the recent Boranda discovery located in Magdalena Medio Valley. Likewise, the delimitation plans of the Flamencos discovery in the Middle Magdalena Valley, operated 100% by Ecopetrol, and Lorito in the Llanos Orientales, operated with Repsol, are advancing to accelerate the commercialization and incorporation of reserves.

It should be noted that two wells drilled in 2020 were declared successful in 1Q21: i) Flamencos-2 operated by Ecopetrol, which verified the lateral extension of the Flamencos-1 discovery in the Magdalena Medio Valley, and ii) El Niño-1, operated by Perenco in association with Ecopetrol, which confirmed the presence of medium-sized crude in the Boquerón block, in the department of Tolima.

Cumulative production of the exploratory assets reached 477,767 barrels of equivalent production (5,309 equivalent barrels per day), which represents a 39% increase as compared to 1Q20, mainly from Esox-1 (Ecopetrol America), Arrecife-1 (Hocol), Andina Norte-1, Boranda-3 and Boranda-2ST, with 67% of this production corresponding to crude oil and 33% to gas.

Regarding gas exploration strategy, Hocol is advancing with the delimitation of the Bullerengue Porquero discovery by connecting Chacha-3 well to the Bullerengue facility. Also, the Arrecife discovery is connecting Arrecife-3 well to the gas Early Production Facility (EPF) in order to initiate extensive testing of the well during 2Q21.

On the offshore gas front, we continue to make progress in maturing the projects that contribute to the Group’s gas strategy. In the Tayrona block (together with Petrobras as operator), the development plan of the Orca discovery and the remaining exploratory potential of the block are being evaluated, which includes the drilling of an additional well in 2022. In turn, the necessary activities are being carried out in Guaoff-10 block to start drilling a well in 2023. Additionally, the plan agreed with Shell in the COL-5 Block continues to begin drilling the Gorgon-2 well at the end of this year. We expect this plan should shed light on the capacity of the reservoir and the productivity of the Gorgon discovery.

As for the Gato do Mato discovery in the Brazil pre-salt, we continue to make progress in commercial feasibility studies and the definition of the development plan based on seismic information and the results of the delimiting wells.

Production

The Ecopetrol Group reached a production level of 675.7 mboed in 1Q21, of which 616.5 mboed came from Ecopetrol and 59.2 mboed from its subsidiaries. Production decreased by 8.1% (-59 mboed) as compared to 1Q20 and 2.7% (-19 mboed) as compared to 4Q20. Gas reached a production of 130 mboed, increasing 12% (+14 mboed) as compared to 1Q20, mainly due to the recovery of the country's demand in industrial markets and the increase in Hocol's production due to the acquisition of Chevron's stake in the asset Guajira. Gas maintains a 19% stake in total production, in line with the Company's strategy.

During 1Q21, the positive results in the Piedemonte and Middle Magdalena assets stand out. However, during the quarter, production was affected mainly due to: i) operating restrictions in the Castilla field, in response to additional requirements established by Cormacarena, within the framework of the licenses and current regulations, which seek to improve the environmental conditions of the Guayuriba River (-11.1 mboed); ii) increased in Basic Sediment and Water (BSW)[2] in fields such as Chichimene, Akacias, Yariguí and Rubiales (-1.4 mboed) given the slowdown in activity during 2020; iii) the divestment of Savia in Peru (-4 mboed) and iv) operational and public order issues (-4 mboed).

2 Water percentage per each barrel of fluid extracted from a well.

Given the above, we estimate a production range between 690 - 700 mboed for 2021. To restore the growth path we have a plan focused on: i) release of operating restrictions in Castilla, ii) anticipation of incremental activity initially planned for 2022 and iii) increase in the fluid disposal and well interventions capabilities.

As risks to production, the following were identified: i) lower demand for gas as a product of the third wave of the COVID-19 pandemic and others that may be present; ii) restriction of water injection in the Quifa field and iii) possible continuity of the restriction of fluid discharge to the Guayuriba River.

In terms of drilling, 91 development wells were drilled and completed by the Ecopetrol Group at the end of 1Q21 with an average occupancy of 16 drilling rigs.

Regarding Unconventional Reservoirs, studies are underway to file the application for the Environmental License for the PPII Kalé with the Environmental Authority.

Recovery Program

Progress was made during 1Q21 expanding secondary and tertiary recovery technologies, out of which the following stand out: i) injection of gas into the Cusiana, Cupiagua and Pauto - Floreña fields; and ii) injection of water in Chichimene, Castilla and Yariguí. The pilots, which are active, contributed 4 mboed of production during 1Q21, and the most relevant are the pilots for improved water injection and In-Situ combustion in the Chichimene field.

Permian

In 1Q21, Ecopetrol and our operating partner (OXY) continued executing operations in the Permian basin according to the 2021 plan. In January 2021, the JV increased the number of drilling rigs to 4 and added 2 completion crews. By the end of the first quarter, the JV had 44 wells in production, 20 new wells drilled, and 28 wells completed (including 22 wells drilled but not completed in 2020). The average production for Ecopetrol’s share was 6.2 mboed before royalties, with a quarterly exit rate of 13.6 mboed before royalties.

In addition, the partners managed to realize additional operational efficiencies, despite the weather-related challenges in January and February. Below are some highlights of operational efficiencies and records in 1Q2021:

•	Fastest well drilled in 9.25 days vs. 9.7 days in 2020 (Spud to rig release).
•	Average drilling time per well: 12.2 days vs. 14 days in 2020.
•	Completion operations reached 22.3 hours of pumping per day vs. 19.7 hours in 2020.
•	The Rodeo association has adapted the drilling and completion equipment to the “Dual Fuel System”, reducing diesel consumption by up to 20%.

Expectations for 2021 remain in accordance with the 2021-2023 Business Plan.

Table 6: Gross Production – Ecopetrol Group

Production - mboed	1Q 2021	1Q 2020	∆ (%)
Crude Oil	486.2	554.5	(12.3%)
Natural Gas	130.3	122.6	6.3%
Total Ecopetrol S.A.	616.5	677.1	(8.9%)
Crude Oil	20.4	21.8	(6.4%)
Natural Gas	19.1	8.8	117.0%
Total Hocol	39.5	30.6	29.1%
Crude Oil	-	4.6	(100.0%)
Natural Gas	-	3.5	(100.0%)
Total Equion*	0.0	8.1	(100.0%)
Crude Oil	0.6	3.2	(81.3%)
Natural Gas	0.1	0.9	(88.9%)
Total Savia	0.7	4.1	(82.9%)
Crude Oil	11.0	11.9	(7.6%)
Natural Gas	1.8	1.9	(5.3%)
Total Ecopetrol America	12.8	13.8	(7.2%)
Crude Oil	4.0	1.1	263.6%
Natural Gas	2.2	0.3	633.3%
Total Ecopetrol Permian**	6.2	1.4	342.9%
Crude Oil	522.2	597.1	(12.5%)
Natural Gas	153.5	138.0	11.2%
Total Ecopetrol Group	675.7	735.1	(8.1%)

*Equión’s Production goes up to February 29, 2020, which corresponds to the end date of the Piedemonte partnership agreement. As of March 1, 2020, Ecopetrol incorporates 100% of the production from the Pauto Sur and Floreña fields. ** The average 1Q21 production for Ecopetrol’s share was 5.1 mboed after royalties

Note: Gross production includes royalties and is prorated according to Ecopetrol's share in each company. Natural gas production includes NGL’s.

Lifting Cost

The lifting cost for 1Q21 was 7.51 USD/Bl, 0.71 USD/Bl less than the same period of the previous year. This is mainly explained by the following:

Cost effect (-1.23 USD/Bl):

  Lower energy consumption from optimization efficiencies in the energy matrix, increasing the use of self-generated energy.
  Lower subsoil maintenance costs due to the optimization of the average execution time of well interventions and services.
  Lower operational activity and supplies used in the production process of fields operated with partners.

Volume effect (+0.56 USD/Bl): Lower production as compared to the same period of the previous year.

Exchange Rate Effect (-0.04 USD/Bl): Increase in the COP/USD exchange rate by COP 17 when re-expressing costs from COP to USD.

Dilution Cost

The unit dilution cost in 1Q21 decreased by -0.18 USD/Bl as compared to 1Q20 to 3.50 in 1Q21 from 3.68 in 1Q20, mainly explained by a lower purchase of barrels of naphtha (-18.2 mbd), given a lower production of heavy crudes, and the effect of the exchange rate due to the devaluation of COP against USD by +17 COP per USD, offset by a higher purchase price of naphtha (13.3 USD/Bl) due to market conditions.

Table 7: Lifting and Dilution Cost - Ecopetrol Group

USD/Bl	1Q 2021	1Q 2020	∆ (%)
Lifting Cost*	7.51	8.22	(8.6%)
Dilution Cost**	3.50	3.68	(4.9%)

* Calculated based on barrels produced, excluding royalties.

** Calculated based on barrels sold.

Financial Result for the Segment

During 1Q21, the EBITDA of the Upstream Segment reached a margin of 40.4%, doubling the result of the year 2020. The gas and LPG business reached an EBITDA margin of 53%, increasing by 8% versus the same period of 2020, due to higher prices on domestic sales (+0.5 USD/Bl) and the execution of new sales contracts of Hocol’s Gas Guajira.

Table 8: Income Statement - Upstream

Billion (COP)	1Q 2021	1Q 2020	∆ ($)	∆ (%)
Total revenue	13,216	10,483	2,733	26.1%
Depreciation, amortization and depletion	1,616	1,503	113	7.5%
Variable costs	5,226	5,050	176	3.5%
Fixed costs	2,076	2,383	(307)	(12.9%)
Total cost of sales	8,918	8,936	(18)	(0.2%)
Gross income	4,298	1,547	2,751	177.8%
Operating and exploratory expenses	703	629	74	11.8%
Operating income	3,595	918	2,677	291.6%
Financial result, net	(493)	(151)	(342)	226.5%
Share of profit of companies	7	(51)	58	(113.7%)
Income before income tax	3,109	716	2,393	334.2%
Provision for income tax	(977)	(199)	(778)	391.0%
Consolidated net income	2,132	517	1,615	312.4%
Non-controlling interest	21	21	-	0.0%
Net income attributable to owners of Ecopetrol before impairment	2,153	538	1,615	300.2%
(Expense) income from impairment of long-term assets	-	(518)	518	(100.0%)
Deferred tax on impairment	-	151	(151)	(100.0%)
Net income attributable to owners of Ecopetrol	2,153	171	1,982	1,159.1%

EBITDA	5,342	2,485	2,857	115.0%
EBITDA Margin	40.4%	23.7%	-	16.7%

Revenues for 1Q21 increased 26.1% when compared to 1Q20, mainly due to an increase in Brent prices (+10.5 USD/Bl) and an improvement in crude oil spreads (+6.4 USD/Bl); this was partially offset by lower sales volume associated with a decrease in production.

The cost of sales in 1Q21 decreased as compared 1Q20, mainly as a result of the following:

•	Lower energy cost as a result of optimization within energy matrix due to the strategies implemented for greater use of self-generated energy over regulated energy.
•	Lower subsoil maintenance costs due to (i) optimization of the average execution time of well interventions and services, and (ii) renegotiation of contract rates.
•	Decrease in contracted association services due to: i) reversal of the association contract from Piedemonte to direct operation by Ecopetrol (100% cost and production share) and ii) lower operating activity and supplies used in the production process.
•	Lower transportation cost, due to a decrease in production.
•	Higher inventory valuation associated with the recovery of prices.

Operating expenses in 1Q21 increased as compared to 1Q20, due to the (i) recognition of Moyote in Mexico as an unsuccessful well, (ii) termination of studies that were in progress and iii) greater capitalization of projects as compared to the same period in 2020.

The net financial (non-operating) expense 1Q21 increased as compared to 1Q20 mainly due to: i) higher interest payments associated with the increase in indebtedness, ii) lower income from valuation and yields on the investment portfolio, and iii) effect of the exchange rate due to the devaluation of the COP against the USD. This result was partially offset by the recognition of the effect of the accumulated conversion in equity from the sale of the Savia investment denominated in USD.

2.	MIDSTREAM

Table 9: Volumes Transported - Ecopetrol Group

mbd	1Q 2021	1Q 2020	∆ (%)
Crude Oil	732.9	872.8	(16.0%)
Products	274.5	263.3	4.3%
Total	1,007.4	1,136.1	(11.3%)

Note: Reported volumes subject to Midstream segment adjustments in volumetric quality compensation (CVC), associated to official volumetric balances

Crude Oil: The volumes transported in 1Q21 decreased by 16% as compared to 1Q20 as a result of lower production in the country, mainly in the Llanos – Eastern Plains area. There was greater evacuation in the corridors leading to the Barrancabermeja refinery in 1Q21 (Vasconia-Galan and Ayacucho-Galan), with +24.4 mbd as compared to the amount evacuated in 1Q20. As a result of lower production and the greatest throughput to the Barrancabermeja refinery, evacuation to Coveñas decreased by 163.8 mbd as compared to 1Q20. Approximately 81.8% of the volume of crude oil transported is owned by Ecopetrol Group.

During the first months of 2021, third parties attacked the pipelines. However, the number of attacks was 33% lower than in 1Q20. Similarly, the intervention of illicit crude oil valves decreased by 23.3%. As for the refined products we suffered from 230 illicit valves in 1Q21, the same level as compared to 1Q20.

Refined Products: The volumes of refined products transported in 1Q21 increased by 4.3% as compared to the volumes transported in 1Q20. The above is mainly due to: i) the recovery of the country’s demand for fuels, ii) greater evacuation of refined products, primarily diesel and motor gasoline, and iii) maintenance of the HDT unit at the Barrancabermeja refinery carried out during 1Q20.  29.9% of the volume transported by multi-purpose pipelines corresponds to Ecopetrol products.

Update on transport contract disputes: On November 17, 2020, Cenit Transporte y Logística de Hidrocarburos and Oleoducto Bicentenario announced that they had reached an agreement with Frontera Energy to settle the disputes over the transport contracts in the Bicentenario and Caño Limón - Coveñas systems. On March 24, 2021, the Attorney General’s Office (Procuraduría General de la Nación) issued a favorable opinion on the agreement, this being the first of the two approval instances that the agreement must undergo.  Additionally, on April 23, 2021, the agreement between Oleoducto Bicentenario and Canacol was approved by the Arbitration Court, and on April 28, 2021, the conciliation between the Bicentenario and Vetra pipeline was also approved by the corresponding Arbitration Court.

Multi-purpose Pipeline Network Expansion Plan: On March 15, 2021, the Ministry of Mines and Energy (MME) issued the resolution on the Pipeline Network Expansion Plan for comment. This expansion plan develops three main pillars: i) it establishes capacity expansion projects in eight of our multi-purpose pipeline transportation systems, as well as the year in which these are expected to come into operation, ii) delegates upon the CREG (Regulation Commission) the authority to define the procedure for assigning and executing these projects, and iii) provides that the MME – or the agency delegated – will define the methodology to determine the fees and margins associated with these projects. This resolution was open for comment until March 30, and the final resolution is expected to be published in the coming months.

Cost per Barrel Transported

Table 10: Cost per Transported Barrel - Ecopetrol Group

USD/Bl	1Q 2021	1Q 2020	∆ (%)
Cost per Transported Barrel	2.99	2.93	2.0%

The cost per barrel transported increased by 0.06 USD/Bl versus 1Q20 mainly due to:

Cost effect (-0.3 USD/Bl):

•	Lower variable cost due to lower consumption of materials, supplies and energy as a result of lower transported volumes.
•	Lower execution pace of activities and fewer contracted services.
•	Lower depreciation due to change of useful life in Oleoducto de los Llanos and Oleoducto Bicentenario infrastructure.

Volume effect (+0.37 USD/Bl): Lower volume of crude oil transported (-140 mbd), partially offset by a higher volume of products (+11 mbd) due to the recovery of demand for gasoline and diesel.

Exchange rate effect (-0.01 USD/Bl): Higher exchange rate of +17.03 pesos/dollar when re-expressing costs in pesos to dollars.

Financial Results for the Segment

Table 11: Income Statement – Midstream

Billion (COP)	1Q 2021	1Q 2020	∆ ($)	∆ (%)
Total revenue	2,808	3,185	(377)	(11.8%)
Depreciation, amortization and depletion	286	317	(31)	(9.8%)
Variable costs	132	174	(42)	(24.1%)
Fixed costs	360	401	(41)	(10.2%)
Total cost of sales	778	892	(114)	(12.8%)
Gross income	2,030	2,293	(263)	(11.5%)
Operating expenses	185	171	14	8.2%
Operating income	1,845	2,122	(277)	(13.1%)
Financial result, net	139	599	(460)	(76.8%)
Share of profit of companies	0	0	0	-
Income before income tax	1,984	2,721	(737)	(27.1%)
Provision for income tax	(593)	(815)	222	(27.2%)
Consolidated net income	1,391	1,906	(515)	(27.0%)
Non-controlling interest	(270)	(332)	62	(18.7%)
Net income attributable to owners of Ecopetrol before impairment	1,121	1,574	(453)	(28.8%)
(Expense) income from impairment of long-term assets	1	0	1	-
Deferred tax of impairment	0	0	0	-
Net income attributable to owners of Ecopetrol	1,122	1,574	(452)	(28.7%)

EBITDA	2,187	2,489	(302)	(12.1%)
EBITDA Margin	77.9%	78.1%	-	(0.2%)

Revenues for 1Q21 decreased as compared to 1Q20, mainly due to lower volumes transported as a result of the reduction in crude oil production from Ecopetrol and the country.

The cost of sales decreased in 1Q21 as compared to 1Q20. This decrease came as a result of the following: i) a lower pace of execution of maintenance activities; ii) a lower depreciation due to the extension of useful lives in Bicentenario and De Los Llanos pipelines; iii) a decrease in the variable costs of materials and energy associated with the lower volumes transported; and iv) the initiation of the new operating model.

The operating expenses in 1Q21 increased as compared to 1Q20 due to an update of litigation provisions in 1Q20 and additional purchases of software licenses.

The financial (non-operating) result for 1Q21 decreased due to a lower revenue, mainly due to exchange rate difference on the segment’s net active position in USD in 1Q21 as compared to 1Q20, given lower volatility of the market exchange rate in 1Q21 as compared to 1Q020.

3.	DOWNSTREAM

In 1Q21, the path of operational improvement and financial results continued within the downstream and petrochemicals segment, in accordance with the gradual recovery of the throughput of the different units, associated with the stability of operations, and the increase in demand for the main products both domestically and internationally.

The refineries reached a consolidated throughput of 360 mbd and an integrated gross margin of 10.1 USD/Bl in 1Q21 as compared to a 345 mbd throughput and an integrated gross margin of 9.5 USD/Bl in 1Q20.

In addition, we report a noteworthy achievement of zero environmental and level 1 safety processes computable incidents, as well as progress on fuel quality, currently producing gasoline in Colombia with an average sulfur content 50 ppm, and diesel below 15 ppm, in compliance with current regulations (Resolution 40103 of April 7, 2021).

Cartagena Refinery

Operations at the refinery continued to adjust to the environment of national and international demand during the first months of the year. Thus, there was a recovery in the gross refining margin (from USD 6.6 USD/Bl in 4Q20 to 8.1 USD/Bl in 1Q21). The 1Q20 gross refining margin was 8.9 USD/Bl. The first cycle of major maintenance for the cracking and alkylation units was successfully initiated during this period, reaching a throughput of 143.3 mbd and performing on similar levels to those in 1Q20 (146.3 mbd); thereby impacting the gross refining margin result.

Table 12: Throughput, Utilization Factor, Production and Refining Margin - Cartagena Refinery

Cartagena Refinery	1Q 2021	1Q 2020	∆ (%)
Throughput* (mbd)	143.3	146.3	(2.1%)
Utilization Factor (%)	74.7%	68.7%	8.7%
Production (mbd)	139.2	137.7	1.1%
Gross Margin (USD/Bl)	8.1	8.9	(9.0%)

*Corresponds to effective throughput volumes, not volumes received

Barrancabermeja Refinery

During 1Q21, the refinery’s operating performance was stable, in line with the local demand environment. A 216.9 mbd throughput was reached during this period, a 9% increase as compared to 1Q20 as a result of a stable operation of the diesel hydrotreating unit and management within the supply chain, which in turn leveraged the production of fuels, petrochemicals and industrials. In this quarter particularly, the petrochemical business stands out.

The gross refining margin in 1Q21 was 11.5 USD/Bl, a 16% increase as compared to 1Q20. This was mainly due a strengthened Brent for gasoline and fuel oil, increased yields of middle distillates and petrochemicals which aided in offsetting an increase in the costs of the feedstock.

Table 13: Throughput, Utilization Factor, Production and Refining Margin - Barrancabermeja Refinery

Barrancabermeja Refinery	1Q 2021	1Q 2020	∆ (%)
Throughput* (mbd)	216.9	199.0	9.0%
Utilization Factor (%)	85.0%	74.5%	14.0%
Production (mbd)	220.9	202.9	8.9%
Gross Margin (USD/Bl)	11.5	9.9	16.2%

*Corresponds to effective throughput volumes, not volumes received

Esenttia

Esenttia ended 1Q21 with a positive balance in its results. Between January and February there was a historic increase in propylene (raw material) prices, which in turn was primarily due to low availability caused by certain environmental factors in the U.S.; however polypropylene prices did not increase at the same levels, consequently business margins were impacted during the first two months of the year.

Several actions were implemented in response to market situation including: i) early sales of polypropylene in high-value regions; ii) replacement of part of the contractual volume of polymer grade propylene (PGP) with PGP at below market prices; and iii) alignment of the logistics chain for product delivery. This allowed us to achieve a historic polyporopylene margin of 430 USD/Ton in the month of March, leveraging the EBITDA result significantly for the month and for the quarter.

Refining Cash Cost

Table 14: Refining Cash Cost*

USD/Bl	1Q 2021	1Q 2020	∆ (%)
Refining Cash Cost	4.26	4.48	(4.9%)

*Includes Barrancabermeja, Cartagena refineries and Esenttia

The Refining cash cost decreased -0.22 USD/Bl or 4.9% in 1Q21 as compared to 1Q20, mainly explained by:

Cost and volume effect (-0.20 USD/Bl): Lower unit cost mainly due to: i) higher crude oil throughput (+15 mbd) at the Barrancabermeja Refinery; and ii) operational adjustments in Esenttia caused by increased demand.

Exchange Rate Effect (-0.02 USD/Bl): Higher exchange rate of COP +17 per USD when re-expressing costs from COP to USD.

Financial Results for the Segment

Table 15: Income Statement – Downstream

Billion (COP)	1Q 2021	1Q 2020	∆ ($)	∆ (%)
Total revenue	9,681	8,288	1,393	16.8%
Depreciation, amortization and depletion	335	333	2	0.6%
Variable costs	8,481	7,317	1,164	15.9%
Fixed costs	435	581	(146)	(25.1%)
Total cost of sales	9,251	8,231	1,020	12.4%
Gross income	430	57	373	654.4%
Operating expenses	364	390	(26)	(6.7%)
Operating income (loss)	66	(333)	399	(119.8%)
Financial result, net	(291)	(1,113)	822	(73.9%)
Share of profit of companies	46	50	(4)	(8.0%)
Loss before income tax	(179)	(1,396)	1,217	(87.2%)
Provision for income tax	33	384	(351)	(91.4%)
Consolidated net income	(146)	(1,012)	866	(85.6%)
Non-controlling interest	(42)	(36)	(6)	16.7%
Net income attributable to owners of Ecopetrol before impairment	(188)	(1,048)	860	(82.1%)
(Expense) income from impairment of long-term assets	1	(691)	692	(100.1%)
Deferred tax of impairment	-	127	(127)	(100.0%)
Net income attributable to owners of Ecopetrol	(187)	(1,612)	1,425	(88.4%)

EBITDA	653	283	370	130.7%
EBITDA Margin	6.7%	3.4%	-	3.3%

The EBITDA result for the downstream segment in 1Q21 is the highest of the last 5 quarters, primarily as an effect of the efficiencies achieved during 2020 that kept costs and expenses under control despite the increase in operations. This was also due to the good performance of margins and charges from our businesses.

Revenues for 1Q21 increased 16.8% as compared to 1Q20, due to the recovery in product differentials (mainly in gasoline, middle distillates and petrochemicals associated with market factors); and the stabilization of demand despite the ongoing COVID-19 pandemic. In addition, Invercolsa had revenue growth given the increased commercialization of natural gas and positive financial results from Esenttia, achieved despite a difficult start of the year due to reduced margins caused by the increase in the value of the raw materials in the international market, inter alia.

Cost of sales increased in 1Q21 as compared to 1Q20, mainly due to: i) higher volume of crude throughput at the Barrancabermeja refinery; and ii) higher prices of the crude feedstock at the refineries. This increase was partially offset by lower costs as a result of: i) the termination of the gas transportation contract in the Ballena-Barrancabermeja section, ii) the deferral of the operational activity derived from the pandemic in 1Q21 and iii) Bioenergy’s liquidation.

No further estimations were made during 1Q21 to those made as of December 31, 2020 and therefore the Company did not take an impairment charge during the first quarter of 2021. It should be noted that the Company recognized an impairment expense in the amount of COP 564 billion net of taxes for this segment in 1Q20 in an extraordinary manner and in response to market conditions of the time as explained in the Company’s earnings release related to its 1Q20 results.

The financial result (non-operating) for 1Q21 as compared to 1Q20 reflects a decrease in expenses as a consequence of the effect of the revaluation of the COP as compared to the USD at period end and the positive effect that revaluation had on the segment’s net liability position in USD.

III. Environment, Social, Corporate Governance and Technology (TESG)

Medium and Long-Term Decarbonization Plan

Ecopetrol Group announced its novel zero net carbon emissions target (scopes 1 and 2) by 2050 in March 2021. This announcement is aligned with the commitment to mitigate climate change and further the energy transition and the TESG agenda. As an intermediate ambition by 2030, Ecopetrol Group seeks to reduce CO2e emissions by 25% (scopes 1 and 2) compared to the baseline established in 2019, and to achieve a 50% reduction in total emissions (scopes 1, 2 and 3) by 2050. For more information, please click here.

As previously announced, we expect to invest more than USD 600 million in decarbonization initiatives as described in the 2021-2023 Business Plan.

Renewable energy

In line with the objective of incorporating around 400 MW of renewable energy generation by 2023, we continue to advance in the construction of the San Fernando solar farm, which is expected to come into operation in the second half of 2021. Currently, the project is 46% complete and 328 people are being employed on site, 120 of whom are women.

As for the 45 MW solar energy projects in Huila, Magdalena Medio and Meta, progress was made in preparing the allocation under PPAs.

Ecopetrol began pilot tests to measure the potential of wind energy in areas close to its operations in Cartagena, with the aim of evaluating feasibility of the construction of wind farms that will allow for self-supply of part of the energy demand of the company’s operations in this region of the country in the future. The measurement is carried out by means of a 150-meter-high meteorological tower installed in the Casablanca property, near the Cartagena refinery.

Additionally, the company estimates that measurement of the wind potential will begin in the second half of 2021 in the departments of Huila and Casanare on land adjacent to Ecopetrol Group’s operations. Currently, there are 90 MW wind generation prospects identified by 2022 on the Atlantic Coastline, Casanare and Huila.

We are moving forward with the design of our hydrogen strategy, based on 5 fronts: i) Pilots, ii) Regulations and Public Policy, iii) Suppliers and Allies, iv) Third Party Commercialization, and v) the Groups and country’s roadmaps. We are also in the process of defining potential partnerships for the development of this strategy that would lead us to a gradual replacement of gray hydrogen within the downstream industrial processes, thermic use via blending with natural gas, and mobility. Likewise, we continue with the development of an experimental scale hydrogen pilot with a capacity of 50 kilowatts which is expected to begin operations in 2022 at the Cartagena refinery. Finally, we highlight the progress made so far with the purchase of a 50 kW Electrolyzer for the development of hydrogen pilots, which is currently in the manufacturing phase and is expected to be operational by early 2022.

Water

During 1Q21, Ecopetrol reused 25.9 million cubic meters of water (1.8 million barrels per day), which means that the company stopped capturing and disposing this volume to water sources, thus reducing pressure on water resources. This volume represents a slight 1% increase in reuse for the same period of the previous year and is equivalent to 72% of the total water required to operate. These results have been achieved mainly due to water reuse and recirculation practices implemented in the Barrancabermeja and Cartagena Refineries, as well as in the production fields.

Similarly, 639 thousand cubic meters of treated production water (44.7 thousand barrels per day) were reused in agricultural and livestock activities in the Agroenergetic Sustainability Area (ASA) at the Castilla Field. This reflects a decrease of 20% as compared to 1Q20, due to hydraulic and hydrostatic tests carried out on the sprinkler irrigation system to ensure its correct operation and sustainability over time, as the system will go into direct operation by Ecopetrol during 2021.

Air quality

As part of the environmental commitment to the production of clean fuels, Ecopetrol signed the Pact for New Air for Bogotá, whereby we confirm our commitment to further progress on improving fuel quality, the supply of special diesel for Transmilenio and availability of natural gas for the city. As of the end of March, Ecopetrol distributed diesel in Bogotá with less than 15 ppm in sulfur content, special diesel with less than 10 ppm of sulfur content for the Transmilenio fleet, and gasoline with 51 ppm; these levels widely meet the required quality according to the national regulations and place these fuels within the highest international standards.

Comprehensive Research Pilot Projects (PPI)

As previously reported, Comprehensive Research Pilot Project for Unconventional Hydrocarbons (Kalé) will be carried out in Puerto Wilches (Santander). Rigorous environmental monitoring, seismicity and operational studies will be conducted including over 200 parameters. The foregoing is aligned with the regulatory framework issued for Comprehensive Research Pilot Projects in which Ecopetrol had an active participation during 2020.

This monitoring began on February 16, once the first territorial dialogue had been developed, with the surveying of the baseline for the Environmental Impact Assessment and will continue during the execution phase of the pilot and after its completion. This will be done with the purpose of conducting adequate follow-up and analysis of the project’s environmental performance. The information collected will be publicly known through the Transparency Center of the Ministry of Mines and Energy, which will facilitate knowledge and monitoring of the pilot activities by the communities and other interest groups.

Between 2020 and 2021, Ecopetrol has held more than 320 conversations and participation meetings with communities, authorities, businessmen, workers, unions and legislators, among other stakeholders, in order to explain the scope of the Kalé project. The meetings have been carried out through the use of different methodologies, in accordance with biosafety protocols, such as house-to-house and informative rounds, conversations with authorities and unions, forums, radio programs and other community communication actions.

The “Apoyo País” Countrywide Support Initiative against COVID-19

During 1Q21 aid contracted in 2020 was carried out, with the delivery of 245 medical equipment and more than 6,240 N95 masks, worth in COP 4 billion.

Ecopetrol Group has allocated resources as part of the permanent support to attend to the pandemic and economic reactivation, of at least COP 60 billion to be executed in 2021. This allocation includes projects such as: i) strengthening public health through the provision of medical equipment and personal protective equipment, ii) collaboration agreements with health foundations, iii) vaccination control tower and support services in digital tools, iv) reactivation of the Caribbean zone, impacted by the environmental emergency of hurricane Iota, between others.

Social and Environmental Investment

In addition to the investment related to “Apoyo País” initiative, Ecopetrol Group allocated resources for social investment and relationships in projects and initiatives of the sustainable development portfolio within the framework of the Ecopetrol Environment Strategy for a value of COP 71 billion3 in 1Q21. This investment is divided into: i) Strategic investment, COP 68 billion; and ii) Mandatory Investment, COP 2.7 billion. The main projects include: i) the delivery of equipment and technology to four Educational Institutions in the municipality of Villavicencio, ii) the signing of new partnerships to promote school retention and educational quality with Fundación Batuta and Corpoeducación in the Departments of Meta and Arauca, iii) the launch of the economic reactivation program Ecopetrol Emprende in partnership with Créame Incubadora to strengthen 468 MiPymes from the South, Orinoco, Eastern Plains Piedemonte, Central, Catatumbo, Arauca and Caribe regions, and iv) in infrastructure, with the delivery of 199 housing units to benefit 796 people from socioeconomic strata 1 and 2 in the municipality of Aipe, in the Department of Huila.

Communities and the Environment

Actions to support the Wayuu communities were carried out with the delivery of 3,403 school kits for students and 114 for teachers in the municipality of Uribia, in order to contribute to school retention in the midst of the pandemic. Difficulties in access to quality tools and pedagogical material for students, their families and teachers increases the risk factors associated with lack of schooling.

Furthermore, the Relationship Plan with the U’wa People continued with the meeting held between Ecopetrol and the 17 Councils and Delegates of the Board of Directors of Asouwa. We achieved the objective of getting closer to the Traditional Authorities of the 17 grassroots communities of the U’wa’s Reservation with whom we shared the advances of the Social Investment Plan, which has strengthened the community’s trust in matters of engagement.

On the other hand, Ecopetrol S.A., joined the Pact for Decent Work in the Oil and Gas sector in the Department of Casanare, which reiterates the continued commitment of the industry to ensure the development of working conditions of its workers in conditions of dignity and decency, and the prioritization of local labor and public employment service in areas with influence from the hydrocarbon sector.

3 This report does not include any figures of Ecopetrol Group’s affiliate companies in matters of environmental investment, as the information is currently being consolidated for the year 2021. Consequently, the aforesaid figures will be cumulatively reported in the 2Q21 report.

Corporate Responsibility

Ecopetrol published its 2020 Integrated Sustainable Management Report, through which the Company revealed its results in environmental, social and governance matters. This version of the report incorporates different information disclosure standards such as: the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), Stakeholder Capitalism Metrics (SCM) of the World Economic Forum (WEF) and the Task Force on Climate-related Financial Disclosures (TCFD).

The content of the Integrated Sustainable Management Report 2020 was verified by the firm BSD Consulting, in order to guarantee the correct use of the GRI standard and the involvement of stakeholders and was recognized in the Advanced COP category in the adoption of its 10 principles of the Global Pact Red Colombia.

Furthermore, we adopted and incorporated certain standards of the SASB, the SCM of the World Economic Forum, and the recommendations of the TCFD in the Integrated Sustainable Management Report and the annual report on Form 20-F, in accordance with our commitment to fully and transparently disclose information related to sustainability and climate.

Click here to access the Integrated Sustainable Management Report 2020; click here to access the SASB Report.

Corporate governance

Due to the continuity of the situation caused by the COVID-19 pandemic, for the second consecutive time, on March 26, 2021, the General Shareholders’ Meeting of Ecopetrol was held virtually, with streaming on the company’s website and the Institutional Channel. To guarantee the rights of shareholders, Ecopetrol implemented a power of attorney modality whereby all shareholders could participate and be represented by the appointment of a proxy, from independent and nationally recognized law firms. Similarly, Ecopetrol enabled virtual channels and emails for submitting proposals and interventions that were taken into account during the General Shareholders’ Meeting.

Also noteworthy is the election of Cecilia María Vélez White as a member of the Board of Directors of Ecopetrol. The General Assembly of Shareholders approved the amendment to Article 21 of the Company’s bylaws, such that from the year 2023 on, the Board of Directors will have at least one woman, considering diversity and gender criteria, under the principle of meritocracy.

Finally, at the end of 2020 and for the second consecutive year, Ecopetrol S.A. was ranked among the 10 most outstanding companies in Colombia in Corporate Governance and Responsibility in the Merco Corporate Governance and Responsibility ranking. The foregoing re-affirms that Ecopetrol’s efforts to strengthen its Corporate Governance have been fruitful and that currently it has a solid and consistent corporate governance model that establishes relationships of trust and generates value for its stakeholders.

Technology

Digital Transformation, the focus of Ecopetrol Group’s TESG strategy, continues with the deployment of strategic projects leveraged on principles of value creation, agility and open innovation. Benefits have been achieved at the end of 1Q21 in the amount of USD 12 million, mainly due to the execution of Wave 1 projects leveraged in: Digital Investments, Human Talent, Gross Refining Margin and Integrated Fields. Wave 2 progresses rapidly in 2 projects: Smart EPP and Gross Margin 2, with a robust management model that ensures early value creation. Moreover, Campo D, our agility and digital innovation vehicle, contributed with USD 1 million benefit out of the total achieved. Likewise, the Ecopetrol Group was able to specify challenges associated with the digital management of the use and exploitation of operating waters for the production of electricity within the framework of the open innovation program with Israel, and to conceptualize a digital platform for the management of emissions reduction.

With regard to our digital and safe operations, we supported the digital operation of telework and ensured the effective holding of the General Shareholders Meeting, with more than 5,000 digital interactions. In Cybersecurity and Cyberdefense, we began the design of the quantitative risk management model based on practices such as Zero Trust and Military Grade. We integrated the digital identity at the Group level and have made progress in the management of the protection of reserved information in Senior Management Committees.

V. Inorganic Growth

Non-binding offer to acquire participation of Colombia’s Ministry of Finance in ISA

On January 27, 2021, Ecopetrol submitted a non-binding offer expressing its interest in acquiring the 51.4% of the outstanding shares of ISA, currently owned by the Colombian Ministry of Finance and Public Credit. On February 12, 2021, Ecopetrol and the Ministry of Finance and Public Credit signed an exclusivity agreement through which the parties will carry out non-binding preliminary conversations on the terms and conditions of the potential transaction. Ecopetrol is carrying out a detailed due diligence of ISA, as well as the negotiation of the interadministrative contract.

On March 25, 2021, the Ecopetrol Group’s Board of Directors approved the establishment of a Special Committee that will act as a temporary mechanism to evaluate the valuation of ISA, the price range and/or the price of the potential transaction and make the necessary recommendations to the Board of Directors. The committee will be comprised of the following independent members of Ecopetrol’s Board of Directors: Carlos Gustavo Cano, Sergio Restrepo, Esteban Piedrahita, and Santiago Perdomo, who will chair the committee.

V. Presentation of Results

Ecopetrol’s management will hold two online presentations to review the first quarter of 2021 results

Spanish  English

May the 5th, 2021 May the 5th, 2021

08:00 am Colombia Time 10:00 am Colombia Time

09:00 am New York Time 11:00 am New York Time

To access the webcast, the following links will be available:

Spanish:

https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=5D9E40E9-246F-48AA-ABBB-B3E25936794C&LangLocaleID=1034

English:

https://onlinexperiences.com/Launch/QReg/ShowUUID=A4741152-CD45-40C1-A673-832DFB1FFB25

To ask a question, you will have to access through the telephone lines specified at the top of this release.

Participants from different countries may look for different international numbers to the ones mentioned above by consulting the following link: http://web.meetme.net/r.aspx?p=12&a=UAruEfLpOQMmBM

Please check that your browser allows for the normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

The report on the results, the presentation, the webcast and a replay of the conference will be available on Ecopetrol's website: www.ecopetrol.com.co

Contact information:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: + 571-234-5190 - Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Telephone: + 571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

Ecopetrol Group Appendices

Table 1: Income Statement - Ecopetrol Group

Billion (COP)	1Q 2021	1Q 2020	∆ (%)
Revenue
Local	8,615	7,891	9.2%
Export	8,591	7,181	19.6%
Total revenue	17,206	15,072	14.2%
Cost of sales
Depreciation, amortization and depletion	2,237	2,153	3.9%
Variable depreciation, amortization and depletion	1,569	1,455	7.8%
Fixed cost depreciation	668	698	(4.3%)
Variable costs	6,238	6,696	(6.8%)
Imported products	3,196	3,215	(0.6%)
Local purchases	3,141	2,328	34.9%
Hydrocarbon transportation services	229	210	9.0%
Inventories and others	(328)	943	(134.8%)
Fixed costs	2,037	2,438	(16.4%)
Contracted services	633	784	(19.3%)
Maintenance	503	593	(15.2%)
Labor costs	558	600	(7.0%)
Other	343	461	(25.6%)
Total cost of sales	10,512	11,287	(6.9%)
Gross income	6,694	3,785	76.9%
Operating expenses	1,183	1,078	9.7%
Administration expenses	1,015	1,040	(2.4%)
Exploration and projects expenses	168	38	342.1%
Operating income	5,511	2,707	103.6%
Finance result, net	(651)	(665)	(2.1%)
Foreign exchange, net	121	(13)	(1,030.8%)
Interest, net	(535)	(397)	34.8%
Financial income/loss	(237)	(255)	(7.1%)
Share of profit of companies	53	(1)	(5,400.0%)
Income before income tax	4,913	2,041	140.7%
Income tax	(1,537)	(630)	144.0%
Net income consolidated	3,376	1,411	139.3%
Non-controlling interest	(292)	(347)	(15.9%)
Net income attributable to owners of Ecopetrol before impairment	3,084	1,064	189.8%
(Expense) recovery for impairment long-term assets	2	(1,209)	(100.2%)
Deferred tax of impairment	-	278	(100.0%)
Net income attributable to owners of Ecopetrol	3,086	133	2,220.3%

EBITDA	8,187	5,257	55.7%
EBITDA margin	47.6%	34.9%	12.7%

Table 2: Statement of Financial Position - Ecopetrol Group

Billion (COP)	March 31, 2021	December 31, 2020	∆ (%)
Current assets
Cash and cash equivalents	6,688	5,082	31.6%
Trade and other receivables	7,005	4,819	45.4%
Inventories	6,408	5,054	26.8%
Current tax assets	4,591	3,976	15.5%
Other financial assets	506	2,195	(76.9%)
Other assets	1,827	1,664	9.8%
	27,025	22,790	18.6%
Non-current assets held for sale	51	44	15.9%
Total current assets	27,076	22,834	18.6%

Non-current assets
Investments in associates and joint ventures	3,173	3,175	(0.1%)
Trade and other receivables	774	677	14.3%
Property, plant and equipment	68,431	66,508	2.9%
Natural and environmental resources	32,768	31,934	2.6%
Assets by right of use	348	378	(7.9%)
Intangibles	564	555	1.6%
Deferred tax assets	10,462	10,035	4.3%
Other financial assets	887	877	1.1%
Other assets	2,450	2,444	0.2%
Total non-current assets	119,857	116,583	2.8%

Total assets	146,933	139,417	5.4%

Current liabilities
Loans and borrowings	5,207	4,923	5.8%
Trade and other payables	9,738	8,449	15.3%
Provision for employees benefits	2,123	2,022	5.0%
Current tax liabilities	1,241	1,244	(0.2%)
Accrued liabilities and provisions	1,125	1,221	(7.9%)
Other liabilities	497	392	26.8%
Liabilites related to non-current assets held for sell	33	31	6.5%
Total current liabilities	19,964	18,282	9.2%

Non-current liabilities
Loans and borrowings	44,687	41,808	6.9%
Trade and other payables	16	21	(23.8%)
Provision for employees benefits	10,904	10,402	4.8%
Non-current taxes	1,249	1,269	(1.6%)
Accrued liabilities and provisions	11,338	11,207	1.2%
Other liabilities	623	609	2.3%
Total non-current liabilities	68,817	65,316	5.4%

Total liabilities	88,781	83,598	6.2%

Equity
Equity attributable to owners of the company	54,525	52,095	4.7%
Non-controlling interests	3,627	3,724	(2.6%)
Total equity	58,152	55,819	4.2%

Total liabilities and equity	146,933	139,417	5.4%

Table 3: Cash Flow Statement - Ecopetrol Group

Billion (COP)	1Q 2021	1Q 2020
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	3,086	133
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	292	347
Income tax	1,537	352
Depreciation, depletion and amortization	2,302	2,230
Foreign exchange (gain) loss	241	13
Gain on other comprenhensive Income realized	(362)	0
Finance costs recognized in profit or loss	792	699
Dry wells	133	14
Loss (gain) on disposal of non-current assets	(5)	(6)
Impairment of current and non-current assets	13	1,209
Fair value (gain) on financial assets valuation	22	47
Gain on assets for sale	(5)	0
(Gain) loss on share of profit of associates and joint ventures	(53)	1
Exchange difference on export hedges and ineffectiveness	66	128
Others minor items	8	11
Net changes in operating assets and liabilities	(3,978)	(1,421)
Income tax paid	(1,156)	(1,185)
Cash provided by operating activities	2,933	2,572

Cash flows from investing activities
Investment in property, plant and equipment	(850)	(823)
Investment in natural and environmental resources	(1,569)	(2,619)
Payments for intangibles	(18)	(11)
(Purchases) sales of other financial assets	1,713	2,493
Interest received	24	88
Proceeds from sales of assets	8	8
Net cash used in investing activities	(692)	(864)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(63)	(55)
Interest paid	(478)	(481)
Lease Payments	(70)	(64)
Dividends paid	(168)	(426)
Net cash used in financing activities	(779)	(1,026)

Exchange difference in cash and cash equivalents	144	1,039
Net (decrease) increase in cash and cash equivalents	1,606	1,721
Cash and cash equivalents at the beginning of the period	5,082	7,076
Cash and cash equivalents at the end of the period	6,688	8,797

Non-cash transactions
Recognition of assets for right of use and liabilities for lease	9	15
Trade finance transactions	0	186
Fair value on Guajira adquisition	1,628	0

Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	1Q 2021	1Q 2020
Net income attributable to the owners of Ecopetrol	3,086	133
(+) Depreciation, amortization and depletion	2,302	2,230
(+/-) Impairment of long-term assets	(2)	1,209
(+/-) Gain in business combinations	-	-
(+/-) Financial result, net	651	665
(+) Income tax	1,537	352
(+) Taxes and others	321	321
(+/-) Non-controlling interest	292	347
Consolidated EBITDA	8,187	5,257

Table 5: Reconciliation of EBITDA by Segment (1Q21)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	2,153	(187)	1,122	(2)	3,086
(+) Depreciation, amortization and depletion	1,624	385	293	-	2,302
(+/-) Impairment of long-term assets	-	(1)	(1)	-	(2)
(+/-) Gain in bussiness combinations	-	-	-	-	-
(+/-) Financial result, net	493	291	(139)	6	651
(+) Income tax	977	(33)	593	-	1,537
(+) Other taxes	116	156	49	-	321
(+/-) Non-controlling interest	(21)	42	270	1	292
Consolidated EBITDA	5,342	653	2,187	5	8,187

Annexes, Ecopetrol S.A.

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	1Q 2021	1Q 2020	∆ (%)
Local	8,365	7,391	13.2%
Exports	6,871	5,624	22.2%
Total revenue	15,236	13,015	17.1%
Variable costs	8,515	8,573	(0.7%)
Fixed costs	2,540	3,025	(16.0%)
Total cost of sales	11,055	11,598	(4.7%)
Gross income	4,181	1,417	195.1%
Operating expenses	582	598	(2.7%)
Operating income	3,599	819	339.4%
Financial income/loss	(1,032)	(1,947)	(47.0%)
Share of profit of companies	1,305	1,265	3.2%
Income before income tax	3,872	137	2,726.3%
Income tax	(786)	329	(338.9%)
Net income attributable to owners of Ecopetrol	3,086	466	562.2%
Impairment	-	(468)	(100.0%)
Deferred tax of impairment	-	135	(100.0%)
Net income attributable to owners of Ecopetrol	3,086	133	2,220.3%

EBITDA	5,369	2,436	120.4%
EBITDA margin	35.2%	18.70%	16.5%

Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	March 31, 2021	December 31, 2020	∆ (%)
Current assets
Cash and cash equivalents	2,581	1,260	104.8%
Trade and other receivables	9,017	4,921	83.2%
Inventories	4,032	3,334	20.9%
Current tax assets	4,136	3,583	15.4%
Other financial assets	3,021	1,927	56.8%
Other assets	1,305	1,166	11.9%
	24,092	16,191	48.8%
Non-current assets held for sale	34	25	36.0%
Total current assets	24,126	16,216	48.8%

Non-current assets
Investments in associates and joint ventures	54,622	55,530	(1.6%)
Trade and other receivables	596	516	15.5%
Property, plant and equipment	23,298	23,312	(0.1%)
Natural and environmental resources	22,785	22,990	(0.9%)
Assets by right of use	3,115	3,179	(2.0%)
Intangibles	202	210	(3.8%)
Deferred tax assets	5,083	4,680	8.6%
Other financial assets	567	557	1.8%
Other assets	1,179	1,154	2.2%
Total non-current assets	111,447	112,128	(0.6%)

Total assets	135,573	128,344	5.6%

Current liabilities
Loans and borrowings	3,480	3,245	7.2%
Trade and other payables	8,353	7,260	15.1%
Provision for employees benefits	2,022	1,935	4.5%
Current tax liabilities	281	408	(31.1%)
Accrued liabilities and provisions	1,016	1,087	(6.5%)
Other liabilities	532	421	26.4%
Total current liabilities	15,684	14,356	9.3%

Non-current liabilities
Loans and borrowings	45,071	42,116	7.0%
Provision for employees benefits	10,847	10,402	4.3%
Non-current tax liabilities	330	330	0.0%
Accrued liabilities and provisions	9,066	8,997	0.8%
Other liabilities	50	48	4.2%
Total non-current liabilities	65,364	61,893	5.6%

Total liabilities	81,048	76,249	6.3%

Equity
Equity attributable to owners of the company	54,525	52,095	4.7%
Total equity	54,525	52,095	4.7%

Total liabilities and equity	135,573	128,344	5.6%

Table 8: Export Destinations - Ecopetrol Group

Crudes - mboed	1Q 2021	1Q 2020	% Share
U.S. Gulf Coast	123.4	200.0	34.4%
Asia	213.4	190.7	59.6%
Central America / Caribbean	9.5	15.6	2.7%
Others	0.3	8.6	0.1%
Europe	6.6	7.2	1.8%
U.S. West Coast	3.8	2.4	1.1%
South America	1.3	0.0	0.4%
U.S. East Coast	0.0	0.0	0.0%
Total	358.3	424.5	100.0%

Products - mbd	1Q 2021	1Q 2020	% Share
Central America / Caribbean	26.4	38.1	27.7%
U.S. Gulf Coast	18.1	26.8	19.0%
Asia	10.9	13.0	11.4%
South America	8.3	12.9	8.7%
U.S. East Coast	23.1	7.0	24.2%
Europe	8.1	3.6	8.5%
U.S. West Coast	0.0	3.2	0.0%
Others	0.5	0.0	0.5%
Total	95.4	104.6	100.0%

Note: The information is subject to change after the end of the quarter, as some destinations are reclassified according to the final result of exports.

Table 9: Local Purchases and Imports - Ecopetrol Group

Local Purchases - mboed	1Q 2021	1Q 2020	∆ (%)
Crude Oil	179.9	182.5	(1.4%)
Gas	1.6	5.9	(72.9%)
Products	2.7	3.5	(22.9%)
Diluent	0.0	0.4	(100.0%)
Total	184.2	192.3	(4.2%)

Imports - mboed	1Q 2021	1Q 2020	∆ (%)
Crude Oil	24.3	27.4	(11.3%)
Products	80.6	96.9	(16.8%)
Diluent	26.4	49.7	(46.9%)
Total	131.3	174.0	(24.5%)

Total	315.5	366.3	(13.9%)

Table 10: Exploratory Wells Detail - Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	First	Boranda Sur-1	A1	Playon	Valle medio del Magdalena	Parex 50% (Operador)ECP 50%	Dry	January 11 2021
2	First	Moyote-1	A3	R02-L01-A6 CS	Sureste	Petronas 50% (Operador) ECP MEXICO 50%	Dry	January 27 2021
3	First	EST-SN-8	Estratigráfico	SN-8	Sinú - SanJacinto	Hocol (100%)	Plugged and abandoned	February 27 2021
4	First	Boranda Sur-2	A1	Playón	Valle medio del Magdalena	Parex 50% (Operador)ECP 50%	Under Evaluation	February 11 2021
5	First	Liria YW 12	A2C	Recetor	Piedemonte Llanero	ECP 100%	Under Evaluation	March 7 2021

Table 11: HSE Performance (Health, Safety and Environment)

HSE Indicators*	1Q 2021	1Q 2020
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.61	0.49
Environmental incidents**	2	2

* The results of the indicators are subject to change after the end of the quarter due to the fact that some of the accidents and incidents are reclassified according to the final result of the investigations. ** Environmental incidents are those hydrocarbon spills greater than 1 barrel, with environmental impact.